NEWS RELEASE

Canarc Updates Preliminary Economic Assessment of New Polaris Gold Mine Project in North-western BC

Vancouver, Canada – April 12, 2011 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has received an updated NI 43-101 preliminary economic assessment report (“PEA”) by Moose Mountain Technical Services (Moose Mountain”) for the New Polaris gold mine project in northwestern British Columbia.

The estimated project economics for Canarc to build and operate a 600 tonne per day gold mine, averaging 72,000 ozs gold per year, at New Polaris appear to be very robust thanks to a lower cut-off grade and a higher gold price.

Using updated parameters in the base case economic model for the gold price (US$1200 per oz), $CA/$US exchange rate (1.00), cash costs (US$481 per oz) and cut-off grade (7 grams per tonne), the updated Moose Mountain PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$129.8 million with an after-tax Internal Rate of Return (“IRR”) of 31.4% and a 2.5 year pay-back period.

On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$280.8 million with a 38.1% IRR and a 2.4 year pay-back period.  Given the conceptual nature of the PEA, there is no certainty that the preliminary economic assessment will be realized.  However, Moose Mountain concludes that “The Updated Preliminary Economic Assessment indicates that the New Polaris base case has potential for positive results and therefore further work is recommended to optimize the project and complete a feasibility study”.

Chairman and CEO Bradford Cooke commented, “New Polaris is highly leveraged to the price of gold so we are not surprised that the revised preliminary economic assessment is so robust.  The higher gold price also allowed Moose Mountain to use a lower cut-off grade than the previous assessment which extended the mine life by two years to ten years.  Substantial potential exists to expand the known gold deposit to depth, as evidenced by multiple high grade drill intersections located hundreds of meters below the modeled resource.”

The base case mine model is summarized below:

Scheduled Resources	223,000 tonnes measured grading 11.9 gpt Au and 833,000 tonnes of indicated grading 11.6 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Mine life	10 years

The updated preliminary economic parameters are as follows:
Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	CA$ 101.1 million
Cash Cost	US$ 481 per oz (excluding off-site costs)

Cash Flow (LoM)	After-Tax CA$ 188.1 million
NPV (5%)	CA$ 129.8 million
NPV (8%)	CA$ 103.7 million

Pre-Tax After Tax
Internal Rate of Return	38.1% 31.4%
Payback Period	2.4 years 2.5 years

The New Polaris gold mine project is located in north-western British Columbia about 100 kilometres (“km”) south of Atlin, BC and 60 km northeast of Juneau, Alaska.  There is no road access at present to the property but year-round access is available via light aircraft from either Juneau or Atlin to a 400 metre (“m”) airstrip on the property, and summer access is possible via shallow draft barge from Juneau.

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres.  All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc, subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. that can be reduced to a 10% net profit interest.

The deposit is an early Tertiary, mesothermal gold mineralized vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks.  It was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold based on a historic cutoff grade of around 4.5 gpt gold.  Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1000 m along strike by up to 800 m down dip, still open for expansion.

The gold is refractory and occurs dominantly in finely disseminated arsenopyrite within the stock-work veins and altered wall-rocks.  The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite.  Individual mineralized zones range up to 250 m in length and up to 14 m in width but mineralized widths more commonly average around 2 to 5 m.

Canarc explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.  The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.  An NI 43-101 resource estimate by Giroux Consultants Ltd. dated March 14, 2007 was based on ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within four main mineralized zones.

Using a 7 gram per tonne (gpt) gold cutoff grade, the measured in-situ resource totaled 233,000 tonnes grading 12.8 gpt gold and the indicated in-situ resource totaled 910,000 tonnes grading 13.5 gpt gold for a total of 1,143,000 tonnes measured and indicated grading 13.3gpt gold, containing 489,000 oz gold.  An additional inferred in-situ resource was estimated at 1,473,000 tonnes grading 12.7 gpt gold containing 603,000 oz gold.

The Net Present Values are life of mine net cash flows shown at various discount rates.  The Internal Rates of Return assume 100% equity financing.  Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CA$ (000)s	CA$ (000)s	CA$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). Canarc is currently focused on exploring its Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

Contact Information

Gregg Wilson

Investor Relations

Toll Free: 1-877-684-9700

(604) 685-9700

Fax: (604) 685-9744

info@canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the gold price, fluctuations in the currency markets (particularly the Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.